EXHIBIT 99.1

Amarc Makes Substantial Progress With Drilling and Surface Surveys at Its JOY Copper-Gold District

VANCOUVER, BC / ACCESSWIRE / August 24, 2022 / Amarc Resources Ltd. ("Amarc" or the "Company") (TSX-V:AHR; OTCQB:AXREF) is pleased to provide an update on its fully funded 2022 exploration activities at its 100% owned JOY Cu-Au District ("JOY") located in the active Toodoggone portion of the Golden Horseshoe trend, north-central British Columbia ("BC"). Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport") is earning into the JOY and Amarc is the operator of the project.

"Amarc's copper-gold JOY District presents tremendous optionality for shareholder wealth creation in terms of both the value that we intend to unlock at the PINE Deposit, and the excellent pipeline of deposit-scale targets for drill testing that are characterized by their high discovery potential," said Amarc President & CEO, Dr. Diane Nicolson. "Drawing on the combined expertise from Amarc and Freeport, the Amarc exploration team is on the ground and driving a drilling focused program of over 10,000 m, which together with significant surface survey work, will provide a steady stream of news flow moving forward."

In 2021, Amarc undertook its first ever drilling at the PINE Deposit completing three long core holes (up to 701 m in length) that successfully began to test the depth and lateral extent of known porphyry Cu-Au mineralization, with both dimensions remaining open to expansion. Intercepts included, for example, 101.90 m of 0.56% CuEQ1 (0.23% Cu, 0.57 g/t Au and 2.4 g/t Ag) and 135.00 m of 0.44% CuEQ (0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag). Further details are available in Amarc's March 7, 2022 news release. This year's PINE Deposit program is designed to follow up on this successful drilling: to further expand the mineralization at the deposit and to identify areas of higher grade within the expansive 6 km2 PINE mineralized system as outlined by Induced Polarization ("IP") geophysical surveys.

In addition, drilling is also underway to drill test prioritized and high potential district porphyry Cu-Au targets, delineated by geochemical, IP, airborne magnetic and geological surveys, which include the >5 km2 Twins target and others (Figure 1). Further, ground surveys are being undertaken to delineate other District targets to be efficiently advanced to drill readiness. Together these assets have the potential to form a major cluster of Cu-Au mineralized porphyry systems.

Figure 1: Geophysical and Geochemical Surveys Have Outlined Clusters of Deposit Scale Mineral System Targets at the JOY District

1 Copper equivalent (CuEQ) calculations do not use 100% recovery but conceptual recoveries based on those from producing and near development BC porphyry Cu deposits of Cu 85%, Au 72% and 67% Ag, and metal prices of Cu US$4.00/lb, Au US$1,800.00/oz Au and Ag US$24.00/oz.

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2022 JOY Exploration Program Highlights

•	Amarc timely received a 100 drill site permit from the provincial government, including approval for a 67 person exploration camp.
•	The new JOY camp is located on a previous historical exploration camp site, which Amarc and the Tsay Keh Dene Nation worked together to reclaim and prepare in early June.
•	Exploration agreements are in place with the Tahltan Nation and the Takla, Kwadacha and Tsay Keh Dene Nations.
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Geological mapping, geochemical and IP geophysics ground surveys commenced in mid-June followed by the initiation of drilling with two Hy-Tech Drilling Ltd. fly-rigs later in the month. The exploration program is currently expected to run into late in September.

•	A minimum of 10,000 m of drilling is planned and as of August 15, 2022, 13 drill holes had been completed for 6,783 m at the PINE Deposit and the Twins and SWT targets.
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Drill core is being shipped regularly to ACTLabs in Kamloops for preparation with analyses being completed at both the ACTLabs Kamloops, BC and Ancaster, Ontario facilities. It is currently expected that assay data will start to arrive later in September.

•	44 line-km of IP geophysics and a 1,615 soil sample geochem program have been completed, extending already identified targets and assisting in the delineation of additional targets for drill testing.
•	IP data from this year's survey is currently being assessed and merged with the 154 line-km of IP previously completed by Amarc, and approximately 150 line-km of historical coverage by Gold Fields.
•	Geological mapping and prospecting are on-going and, to date, has included the collection of 220 rock samples for laboratory analyses.
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All soil and rock samples, together with select representative drill core samples, are analyzed on-site using a hand-held XRF analyzer that provides semi-quantitative information on element concentration such as Cu, Zn and Pb (but not for Au). In addition surface rock samples and select representative drill core samples are also analyzed on-site with a portable near-infrared spectroscope, the data from which is used to identify alteration minerals for vectoring within ore forming systems. These techniques assist in real time towards identifying exploration targets.

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Amarc has developed and implemented a 2022 Covid-19 protocol that meets and exceeds that outlined by BC's health guidelines in order to minimize the risk to the on-site team, and so helping to minimize the potential for spread into the community.

As results from this season's program are received, compiled and interpreted they will be released.

About the JOY District

Amarc's 100%-owned JOY District is located on the northern extension of the prolific Kemess porphyry Cu-Au District, which includes the former Kemess South mine, the permitted and development-stage Kemess North underground deposit, and the advanced-stage Kemess East underground deposit - all currently held by Centerra Gold Inc. Through its association with Hunter Dickinson Inc., Amarc's technical team was first to recognize the Kemess District's true porphyry potential, acquiring Kemess North and Kemess South as early-stage prospects and advancing both to significant porphyry Cu-Au deposits. Kemess South was sold in 1996 on beneficial terms to a predecessor of Northgate Minerals, which brought that deposit into production.

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The JOY District is readily accessed via resource roads servicing the southern end of the Toodoggone region, including Centerra's Kemess porphyry Cu-Au deposits and the historic Lawyers, Baker and Shasta epithermal precious metal mines now being redeveloped by Benchmark Metals Inc. and TDG Gold Corp, respectively.

In May 2021, Amarc announced it had entered into a Mineral Property Earn-In Agreement (the "EIA") with Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. (see Amarc release May 12, 2021).

In its Year 1, Freeport contributed $5.94 million to the 2021 JOY exploration program, and confirmed its continuation of the earn-in for Year 2 in late 2021 (see Amarc releases November 15 and December 15, 2021).

Further in-depth information on historical and contemporary exploration activities completed within the JOY District prior to 2021 can be found in the Company's 'JOY Project 2020 Technical Report', filed under Amarc's profile at www.sedar.com or located on its website at https://amarcresources.com/projects/joy-project/technical-report/.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly each of the three districts is located in proximity to industrial infrastructure - including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits - such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE and PINE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

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Qualified Person as Defined Under National Instrument 43-101

Dr. Roy Greig, P.Geo., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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Figure 1: Geophysical and Geochemical Surveys Have Outlined Clusters of Deposit Scale Mineral System Targets at the JOY District

SOURCE: Amarc Resources Ltd.

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